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SECURI1 12014244 IISSION
Washington, D.C. 20549



SEC Mail Processing Section
RECEIVED
FEB 29 2012
Washington, DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-41354

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

E*TRADE Clearing LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

34 Exchange Place, 501 Plaza 2
(No. and Street)

Jersey City	New Jersey	07311
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

Shane Mulron, Chief Financial Officer — (866) 789-0736 extension 1008
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - *if individual, state last, first, middle name*)

1750 Tysons Blvd., Suite 800	McLean	Virginia	22102
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

We, Joseph Gerdes and Shane Mulron, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to E*TRADE Clearing LLC (the "Company"), as of and for the year ended December 31, 2011, are true and correct. We further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

2/24/2012
Date

Joseph Gerdes
Chief Executive Officer
E*TRADE Clearing LLC

MELODIE L. STRAWN
Notary Public, State of New York
Registration #01ST6184801
Qualified in New York County
Commission Expires April 7, 2012

Notary Public

2/24/12
Date

Shane Mulron
Chief Financial Officer
E*TRADE Clearing LLC

MELODIE L. STRAWN
Notary Public, State of New York
Registration #01ST6184801
Qualified in New York County
Commission Expires April 7, 2012

Notary Public

Deloitte

E*TRADE CLEARING LLC

(SEC ID. NO. 8-41354)

Statement of Financial Condition as of December 31, 2011 and Independent Auditors' Report and Supplemental Report on Internal Control


SEC MAIL PROCESSING
RECEIVED
FEB 29 2012
WASH. D.C.
196
SECTION

E*TRADE CLEARING LLC

(SEC ID. NO. 8-41354)

Statement of Financial Condition as of December 31, 2011 and Independent Auditors' Report and Supplemental Report on Internal Control

* * * * *

PUBLIC DOCUMENT

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a **PUBLIC DOCUMENT**.



Deloitte & Touche LLP
Suite 800
1750 Tysons Boulevard
McLean, VA 22102-4219
USA

Tel: +1 703 251 1000
Fax: +1 703 251 3400
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Member of
E*TRADE Clearing LLC
New York, New York

We have audited the accompanying statement of financial condition of E*TRADE Clearing LLC (the "Company"), a wholly owned subsidiary of E*TRADE Bank, an indirect, wholly owned subsidiary of E*TRADE Financial Corporation, as of December 31, 2011, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statement presents fairly, in all material respects, the financial position of E*TRADE Clearing LLC at December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 5 to the financial statements, during 2011, E*TRADE Financial Corporation and the Company changed their intercompany accounting policy related to internally developed software, whereby such software is now acquired by the Company and capitalized on its statement of financial condition.

Deloitte & Touche LLP

February 27, 2012

E*TRADE CLEARING LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011
(In thousands)

ASSETS

Cash and equivalents	$ 361,518
Cash required to be segregated under federal or other regulations	1,190,030
Receivables from customers, less allowance for doubtful accounts of $7,833	4,658,385
Receivables from brokers, dealers and clearing organizations	276,662
Deposits with clearing organizations	66,252
Internally developed software, net	21,912
Deferred tax assets, net	3,506
Other assets	89,412
TOTAL ASSETS	$ 6,667,677

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:	
Payables to customers	$ 5,424,291
Payables to brokers, dealers and clearing organizations	538,584
Income tax payable	23,279
Payables to Parent and affiliated companies	9,298
Payables to non-customers	5,484
Accounts payable, accrued and other liabilities	23,767
Total liabilities	6,024,703
MEMBER'S EQUITY	642,974
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 6,667,677

See notes to statement of financial condition.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization – E*TRADE Clearing LLC (the "Company"), is a wholly owned direct subsidiary of E*TRADE Bank (the "Bank"), which is an indirect wholly owned subsidiary of E*TRADE Financial Corporation (the "Parent"). The Company is a single member limited liability company ("LLC"), is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA").

Nature of Operations – The Company clears and settles securities transactions for customers of other broker-dealers, including E*TRADE Securities LLC ("E*TRADE Securities"), and E*TRADE Securities Ltd. ("E*TRADE UK"), both affiliated broker-dealers. Accordingly, the Company carries security accounts for customers and is subject to the requirements of Rule 15c3-3 under the Securities Exchange Act of 1934.

Use of Estimates – The statement of financial condition was prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"), which require management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes for the periods presented. Actual results could differ from management's estimates. Certain significant accounting policies are noteworthy because they are based on estimates and assumptions that require complex and subjective judgments by management. Changes in these estimates or assumptions could materially impact the financial condition. Material estimates in which management believes near-term changes could reasonably occur include: allowance for doubtful accounts; estimates of effective tax rates, deferred taxes and valuation allowances; and fair value measurements.

Cash and Equivalents – The Company considers all highly liquid investments with original or remaining maturities of three months or less at the time of purchase, that are not required to be segregated under federal or other regulations, to be cash equivalents.

Cash Required to be Segregated under Federal or Other Regulations – Cash required to be segregated under federal or other regulations consists of interest-bearing and non-interest-bearing cash accounts and money market deposit accounts. At December 31, 2011, the Company had interest-bearing cash deposits of $674.0 million, non-interest-bearing cash deposits of $336.0 million and money market deposit accounts of $175.0 million maintained in special reserve bank accounts for the benefit of customers pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. At December 31, 2011, the Company also had interest-bearing cash deposits of $5.0 million maintained in a special reserve bank account for the benefit of proprietary accounts of introducing broker-dealers ("PAIB") customers pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.

Receivables from and Payables to Customers – Customer securities transactions are recorded on a settlement date basis. Receivables from and payables to customers include amounts due on cash and margin transactions. Securities owned by customers, including those that collateralize margin or other similar transactions, are not reflected in the statement of financial condition. Receivables from customers include unsecured loans of $8.1 million, for which the Company recorded a $7.8 million reserve as of December 31, 2011.

Receivables from and Payables to Brokers, Dealers and Clearing Organizations – Receivables from brokers, dealers and clearing organizations include amounts receivable for securities not delivered by the Company to a purchaser by the settlement date ("fail to deliver"), margin deposits and net receivables arising from unsettled trades. Payables to brokers, dealers and clearing organizations include amounts payable for securities not received by the Company from a seller by the settlement date ("fail to receive") and net payables arising from unsettled trades.

Deposits paid for securities borrowed and deposits received for securities loaned are recorded at the amount of cash collateral advanced or received. Deposits paid for securities borrowed transactions require the Company to deposit cash with the lender. With respect to deposits received for securities loaned, the Company receives collateral in the form of cash in an amount generally in excess of the market value of the securities loaned. Interest income and interest expense are recorded on an accrual basis. The Company monitors the market value of the securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded, as necessary.

Internally developed software, net – The costs of internally developed software that qualify for capitalization are included in the internally developed software, net line item. For qualifying internal-use software costs, capitalization begins when the conceptual formulation, design and testing of possible software project alternatives are complete and management authorizes and commits to funding the project. The Company does not capitalize pilot projects and projects where it believes that future economic benefits are less than probable. Technology development costs incurred in the development and enhancement of software used in connection with services provided by the Company that do not otherwise qualify for capitalization treatment are expensed as incurred.

Share-Based Payments – The Company participates in the Parent's share-based employee compensation plans. The Parent and the Company record share-based payments expense in accordance with the stock compensation accounting guidance. The Company records compensation cost at the grant date fair value of a share-based payment award over the vesting period less estimated forfeitures. Additionally, the Company elected to use the alternative transition method provided for calculating the tax effects of share-based compensation pursuant to the stock compensation accounting guidance. ***Fair Value*** – Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company determines the fair value for its financial instruments and for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. In addition, the Company determines the fair value for nonfinancial assets and nonfinancial liabilities on a nonrecurring basis as required during impairment testing or other accounting guidance.

Estimated Fair Value of Financial Instruments – The Company believes that the amounts presented for financial instruments on the statement of financial condition consisting of cash equivalents, cash required to be segregated, receivables from and payables to brokers, dealers, clearing organizations, customers, non-customers, and parent and affiliated companies, other assets, and other liabilities approximate fair value.

Income Taxes – Deferred income taxes are recorded when revenues and expenses are recognized in different periods for financial statement purposes than for tax return purposes. Deferred tax asset or liability account balances are calculated at the balance sheet date using current tax laws and rates in effect. Valuation allowances are established, when necessary, to reduce deferred tax assets when it is more likely than not that a portion or all of a given deferred tax asset will not be realized. Income tax expense includes (i) deferred tax expense, which generally represents the net change in the deferred tax asset or liability balance during the year plus any change in valuation allowances and (ii) current tax expense, which represents the amount of tax currently payable to or receivable from a taxing authority. Uncertain tax positions are only recognized to the extent they satisfy the accounting for uncertain tax positions criteria included in the income taxes accounting guidance, which states that in order to recognize an uncertain tax position it must be more likely than not that it will be sustained upon examination. For uncertain tax positions, tax benefit is recognized for cases in which it is more than fifty percent likely of being sustained on ultimate settlement. See Note 7—Income Taxes.

New Accounting and Disclosure Guidance – Below is the new accounting and disclosure guidance that relate to activities in which the Company is engaged.

Improving Disclosures about Fair Value Measurements

In January 2010, the Financial Accounting Standards Board ("FASB") amended the disclosure guidance related to fair value measurements. The amended disclosure guidance requires new fair value measurement disclosures and clarifies existing fair value measurement disclosure requirements. The amended disclosure guidance requires separate presentation of purchases, sales, issuances and settlements of Level 3 instruments and was effective January 1, 2011 for the Company.

Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses

In July 2010, the FASB amended the disclosure guidance for financing receivables and the allowance for credit losses. Amended disclosure guidance related to information as of the end of a reporting period became effective December 31, 2010 for the Company. Other amended disclosure guidance related to activity that occurs during a reporting period was effective January 1, 2011 for the Company.

Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs

In May 2011, the FASB amended the accounting and disclosure guidance related to fair value measurements. The amended guidance will result in common fair value measurement and disclosure requirements in GAAP and IFRSs. The amended guidance changes the wording used to describe certain requirements in GAAP for measuring fair value and for disclosing information about fair value measurement. The amended accounting guidance became effective January 1, 2012 for the Company, and will be applied prospectively. The adoption of the amended guidance did not have a material impact on the Company's financial condition.

Disclosures about Offsetting Assets and Liabilities

In December 2011, the FASB amended the disclosure guidance about offsetting assets and liabilities. The amended disclosure guidance will enable users of the Company's financial statements to evaluate the effect or potential effect of netting arrangements on the Company's financial position. This includes the effect or potential effect of rights of setoff between recognized assets and recognized liabilities within the scope of amended disclosure guidance, such as derivative instruments and other financial instruments. The amended disclosure guidance will be effective for annual periods beginning on January 1, 2013 for the Company and will be applied retrospectively for all comparative periods presented. The adoption of the amended accounting guidance will not have a material impact on the Company's financial condition.

2. RECEIVABLES FROM AND PAYABLES TO BROKERS, DEALERS AND CLEARING ORGANIZATIONS

Receivables from and payables to brokers, dealers and clearing organizations consist of the following (in thousands):

Receivables:	
Securities borrowed	$ 266,046
Receivables from clearing organizations	1,362
Securities failed to deliver	1,407
Other	7,847
Total	$ 276,662
Payables:	
Securities loaned	$ 505,548
Payables to clearing organizations	18,472
Securities failed to receive	8,344
Other	6,220
Total	$ 538,584

3. RECEIVABLES FROM AND PAYABLES TO CUSTOMERS AND NON-CUSTOMERS

Receivables from customers of $4.7 billion net of allowance for doubtful accounts of $7.8 million, primarily represents credit extended to customers to finance their purchases of securities on margin. Securities owned by customers collateralize the margin receivables (the value of which is not reflected in the statement of financial condition).

Payables to customers of $5.4 billion consists primarily of cash balances and other customer funds pending completion of securities transactions. Payables to non-customers of $5.5 million consists primarily of a $5.1 million clearing deposit from E*TRADE Securities.

4. SHORT-TERM BORROWINGS

The principal sources of financing for margin lending are credit balances in customer accounts and the Company's securities lending program. The Company also maintains uncommitted lines of credit with unaffiliated banks to finance margin lending, subject to approval when utilized. From

January 1, 2011 to December 31, 2011, the Company utilized the line of credit for one day with an overnight borrowing of $6.6 million at a rate of 1.25%. At December 31, 2011, there were no amounts outstanding under these facilities.

The Company also has an unsecured line of credit with the Bank to finance margin lending. From January 1, 2011 to December 31, 2011, the Company utilized this line of credit 220 days and during this period had an average overnight borrowing of $244.7 million at a weighted average rate of 0.10%. At December 31, 201,1 there was no amount outstanding under this line of credit.

5. INTERNALLY DEVELOPED SOFTWARE, NET

The Company and the Parent have a Financial Master Services Agreement ("MSA"). Under the terms of the MSA, the Parent provides software development services to the Company. Prior to 2011, all software development services provided to the Company by the Parent, that could be capitalized under the internal-use software accounting guidance, were capitalized at the Parent and subsequently charged to the Company as the assets were amortized over their estimated useful lives of approximately four years.

During 2011, the Company and the Parent revised the terms of the MSA. In connection with this change, the Company paid the Parent $20.2 million for internally developed software, net of amortization, specifically attributable to the Company. At December 31, 2011, the Company had $21.9 million of internally developed software, net on the statement of financial condition.

Internally developed software are carried at cost and amortized on a straight-line basis over estimated useful lives of four years. Included in the capitalized internally developed software at December 31, 2011, is $14.4 million of costs associated with internal software in the process of development for which amortization has not begun.

6. RELATED PARTY TRANSACTIONS

Under the terms of the MSA, the Parent provides the Company with technology infrastructure, back-office operations, facilities, and general and administrative support

The Company clears trades on a fully disclosed basis for E*TRADE Securities. In addition, as compensation for its services and to cover its costs incurred, the Company retains a portion of the interest earned from E*TRADE Securities' customers. The Company collects commissions and related fees from customers of E*TRADE Securities and remits such amounts to E*TRADE Securities. At December 31, 2011, the amount payable to E*TRADE Securities of $9.0 million represents a portion of the December 2011 collections. This amount is recorded in payable to parent and affiliated companies in the statement of financial condition.

The Company clears trades on a fully disclosed basis for E*TRADE UK. In addition, as compensation for its services and to cover its costs incurred, the Company retains a portion of the interest earned from E*TRADE UK's customers. The Company collects commissions and related fees from customers of E*TRADE UK and remits such amounts to E*TRADE UK.

The Company has provided a $10.0 million secured line of credit to E*TRADE UK at a rate of London Interbank Offered Rate plus 1.50%. At December 31, 2011, $2.7 million was outstanding under this line of credit, which is recorded in other assets on the statement of financial condition.

E*TRADE Securities offers sweep products, collectively the Sweep Deposit Accounts ("SDA"), that transfer certain customer balances to the Bank. The Bank carries these balances as customer deposits in FDIC-insured money market up to applicable insurance limits accounts and pays interest on these balances. The Bank also pays the Company a fee based on the average SDA balances at a negotiated rate that approximates market.

Account opening and other processing services are provided to the Company under agreements with E*TRADE Information Services, LLC, an affiliated company.

The Company provides account opening and other processing services under an agreement with E*TRADE UK.

7. INCOME TAXES

The Company is classified as an association taxable as a corporation for federal and state income tax purposes. Thus, the Company must accrue and pay federal and state taxes based on its income.

The Company had no total gross unrecognized tax benefits as of December 31, 2011. The Company's continuing practice is to recognize interest and penalties, if any, related to income tax matters.

The Company is included in the consolidated federal income tax return of the Parent. It also files tax returns in multiple states. The following table summarizes the tax years that are either currently under examination or remain open under the statute of limitations and subject to examination by the major tax jurisdictions in which the Company operates:

Jurisdiction	Open Tax Year
United States	2004 – 2011
Various states[1]	2005 – 2011

[1] Includes California, Georgia, Illinois, New Jersey, New York and Virginia.

Deferred income taxes are recorded when revenues and expenses are recognized in different periods for financial statement and tax return purposes. The temporary differences and the carryforwards that created the net deferred tax assets and liabilities are as follows (in thousands):

Deferred tax assets:	
Reserves and allowances	$ 3,093
Deferred compensation	511
Total deferred tax assets	3,604
Deferred tax liabilities - Other	(98)
Deferred tax assets, net	$ 3,506

The Company did not provide for a valuation allowance against its deferred tax assets as it is more likely than not all of the deferred tax assets will be realized.

8. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule (the "Rule") under the Securities Exchange Act of 1934 administered by the SEC and the FINRA, which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by the Rule, which requires that the Company maintain minimum net capital equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. At December 31, 2011 the Company had net capital of $587.8 million (11.22 % of aggregate debit balances) which was $483.0 million in excess of its required net capital of $104.8 million. Under the alternative method, a broker-dealer may not repay subordinated borrowings, pay cash dividends, or make any unsecured advances or loans to its parent or employees if such payment would result in net capital of less than 5% of aggregate debit balances or less than 120% of its minimum dollar amount requirement.

9. COMMITMENTS, CONTINGENT LIABILITIES & OTHER REGULATORY MATTERS

The securities industry is subject to extensive regulation under federal, state and applicable international laws. From time to time, the Company has been threatened with, or named as a defendant in, lawsuits, arbitrations and administrative claims involving securities, banking and other matters. Such matters that are reported to regulators such as the SEC or the FINRA by dissatisfied customers or others are investigated by such regulators, and may, if pursued, result in formal claims being filed against the Company by customers or disciplinary action being taken against the Company or its employees by regulators. Any such claims or disciplinary actions that are decided against the Company could have a material impact on the financial results of the Company. The Company is also subject to periodic regulatory audits and inspections which could result in fines or other disciplinary actions. Unfavorable outcomes, in such matters, may result in a material impact on the Company's financial position, results of its operations or cash flows.

Litigation

Several cases have been filed nationwide involving the April 2007 leveraged buyout ("LBO") of the Tribune Company ("Tribune") by Sam Zell, and the subsequent bankruptcy of Tribune. In William Niese et al. v. A.G. Edwards et al., in Superior Court of Delaware, New Castle County, former Tribune employees and retirees claimed that Tribune was actually insolvent at the time of the LBO and that the LBO constituted a fraudulent transaction that depleted the plaintiffs' retirement plans, rendering them worthless. The Company, along with numerous other financial institutions, is a named defendant, but has not been served with process. One of the defendants removed the action to federal district court in Delaware on July 1, 2011. In EGI-TRB LLC et al. v. ABN-AMRO et al., filed in the Circuit Court of Cook County Illinois, creditors of Tribune assert fraudulent conveyance claims against multiple shareholder defendants. The Company is a named defendant. There have been several motions filed by various parties to transfer venue and to consolidate these actions. The Company's time to answer or otherwise respond to the complaints has been stayed pending further orders of the Court. The Company will defend itself vigorously in these matters.

10. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. As customers write option contracts or sell securities short, the Company may incur losses if the customers do not fulfill their obligations and the collateral in the customers' accounts is not sufficient to fully cover losses which customers may incur from these strategies. To control this risk, the Company monitors margin levels daily, and customers are required to deposit additional collateral, or reduce positions, when necessary.

The Company loans securities temporarily to other brokers in connection with its securities lending activities. The Company receives cash as collateral for the securities loaned. Increases in security prices may cause the market value of the securities loaned to exceed the amount of cash received as collateral. In the event the counterparty to these transactions does not return the loaned securities, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by requiring credit approvals for counterparties, by monitoring the market value of securities loaned on a daily basis, and by requiring additional cash as collateral or returning collateral when necessary.

The Company borrows securities temporarily from other brokers in connection with its securities borrowing activities. The Company deposits cash as collateral for the securities borrowed. Decreases in security prices may cause the market value of the securities borrowed to fall below the amount of cash deposited as collateral. In the event the counterparty to these transactions does not return collateral, the Company may be exposed to the risk of selling the securities at prevailing market prices. The Company controls this risk by requiring credit approvals for counterparties, by monitoring the collateral values on a daily basis, and by depositing additional collateral with counterparties or receiving cash when deemed necessary.

At December 31, 2011, the Company had received collateral, primarily in connection with securities borrowed transactions and customer margin loans, with a market value of $6.7 billion that it can be sold or re-pledged. Of this amount, $1.3 billion had been sold or re-pledged at December 31, 2011, in connection with securities lending transactions, deposits with clearing organizations, customer short sale transactions and customer fails to deliver transactions.

In connection with its clearing activities, the Company is obligated to settle transactions with brokers and other financial institutions even if its customers fail to meet their obligations to the Company. Customers are required to complete their transactions on settlement date, generally three business days after trade date. If customers do not fulfill their contractual obligations, the Company may incur losses. The Company has established procedures to reduce this risk by requiring that customers deposit cash and/or securities into their account prior to placing an order.

The Company may at times maintain inventories in equity securities on both a long and short basis. Whereas long inventory positions represent the Company's ownership of securities, short inventory positions represent obligations of the Company to deliver specified securities at a contracted price, which may differ from market prices prevailing at the time of completion of the transaction. Accordingly, both long and short inventory positions may result in losses or gains to the Company as market values of securities fluctuate. To mitigate the risk of losses, long and short positions are marked to market daily and are continuously monitored by the Company.

In connection with its securities clearing business, the Company performs securities clearance and settlement services on behalf of other broker-dealer clients for whom it commits to settle. The Company's liability under these arrangements is not quantifiable and could exceed any cash deposit made by a client. However, management believes that the potential for the Company to be required to make unreimbursed payments under these arrangements is remote due to the contractual requirements associated with clients' activity and the regular review of clients' capital. Accordingly, no contingent liability is carried on the statement of financial condition for these transactions.

* * * * *



Deloitte LLP
Suite 800
1750 Tysons Boulevard
McLean, VA 22102-4219
USA

Tel: +1 703 251 1000
Fax: +1 703 251 3400
www.deloitte.com

February 27, 2012

To the Board of Directors and Member of
E*TRADE Clearing LLC
New York, New York

In planning and performing our audit of the financial statements of E*TRADE Clearing LLC (the "Company"), a wholly owned subsidiary of E*TRADE Bank, an indirect, wholly owned subsidiary of E*TRADE Financial Corporation, as of and for the year ended December 31, 2011 (on which we issued our report dated February 27, 2012 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following: (1) making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods

is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

